Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Appoints Harel Givon as Chief Business Officer
Expanding Management Team with Senior Sales Hire

TEL AVIV, Israel – June 7, 2016 – RADCOM Ltd (NASDAQ: RDCM), today announced that Harel Givon has joined the company as Chief Business Officer, a new position within the Company. With over 10 years of sales and customer management global experience with some of the world’s leading telecom operators, Harel will be heading up the newly formed Business Group at RADCOM that will be responsible for sales, marketing and business development activities focusing on executing the Company’s strategic growth plan.

“Harel’s extensive sales and business development experience together with his year-over-year proven track record selling to top-tier telecom operators make him a valuable addition to our management team, said Yaron Ravkaie, RADCOM’s Chief Executive Officer. “With his leadership, I’m confident that we can scale up RADCOM’s business to a whole new level.”

Prior to RADCOM, Harel served as Head of Sales and Regional VP Customer Business Executive for the EMEA Division at Amdocs where he was responsible for developing and implementing the sales strategy. Before that, Harel served as Vice President & Customer Business Executive, Vodafone Central and several other executive positions at Amdocs and was leading a significant business expansion within EMEA and specifically for the Vodafone accounts.

“I'm thrilled to join RADCOM, said Harel, “I believe this is a truly innovative company and that we are ideally positioned to take advantage of the top-tier operators’ need for an agile, software-based service assurance solution that is future-proofed for the transition to NFV. I look forward to working with the team to engage with these operators as we remain laser-focused on implementing the Company’s sales strategy for this year and beyond.”

Harel holds an MBA in Financing from Tel Aviv University and a Bachelor of Laws (LL.B.) from Bar Ilan University.

For all investor enquiries, please contact:

Uri Birenberg
CFO
(972) 77-774-5060
urib@radcom.com

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on RADCOM’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of RADCOM could differ materially from those described in or implied by the statements in this press release. Except as otherwise required by law, RADCOM disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.